Correspondence

PhotoAmigo, Inc.
924 Olive Street
Santa Barbara, California 93101

August 31, 2010

Via EDGAR

Mark P. Shuman, Branch Chief – Legal
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:	PhotoAmigo, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed August 12, 2010 File No. 333-164633

Dear Mr. Shuman:

We are writing in response to your letter dated August 26, 2010.  We have filed today Amendment No. 3 to our registration statement on Form S-1.  The amendment contains revisions in response to the comments in the above referenced letter.  All changes to the amendment have been marked to facilitate review by the staff.  The purpose of this letter is to describe our response to the comments of the staff.

Executive Compensation, page 17

General

Comment No. 1

Please update your executive compensation disclosure to provide information for PhotoAmigo’s recently-completed fiscal year ended July 31, 2010.  For guidance, refer to “Interpretive Responses Regarding Particular Situations” Item 217.11 of our Compliance and Disclosure Interpretations on Regulation S-K, available at http://www.sec.gov.divisions/corpfin/guidance/regs-kinterp.htm.

RESPONSE:  We revised the filing to include disclosure of executive compensation for the year ended July 31, 2010. (page 17)

Related Party and Other Material Transactions, page 21

Comment No. 2

As requested in prior comment 6, with respect to the company’s indebtedness to its sole executive officer and director, please indicate the amount outstanding as of the latest practicable date.  We note in this regard that the most recent date for which you disclose the amount of this outstanding indebtedness is April 30, 2010.  See Item 404(a)(5) and (d) of Regulation S-k.

RESPONSE:  We revised the filing to include disclosure of indebtedness as of July 31, 2010, and to clarify that the indebtedness does not bear interest and is due upon demand.

Other Revisions to the Filing:  Our revised filing includes updated Exhibits 5.1, “Opinion of Gary A. Agron” and 23.1, “Consent of Ronald R. Chadwick, P.C., independent registered public accounting firm” along with corresponding changes to Item 16 and the Exhibit Index.

You may contact me at (805) 637-0047 if you have any questions.

Sincerely,

/s/ Robert Heckes
Robert Heckes, Chief Executive Officer

CC: Via facsimile to (303) 770-7257
       Gary A. Agron, Esq.